SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-    )
Filing Under the Public Utility Holding Company Act of 1935
______________, 1995

MCN Corporation (70-    )

          MCN Corporation ("MCN"), 600 Griswold Street, Detroit, Michigan 48226 has filed an Application and Declaration on Form U-1 under Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935 (the "Act") requesting authorization from the Securities and Exchange Commission (the "Commission") to acquire (the "Acquisition") a 1% general partnership interest in Southern Missouri Gas Company, L.P., a Missouri limited partnership (the "Partnership") which will construct, own and operate a gas pipeline and distribution system in southern Missouri that is currently under construction and owned by Tartan Energy Company of Missouri, L.C., a Missouri limited liability company ("TEC"). Prior to the Acquisition, the ownership of the system will be transferred to the Partnership.

          MCN is a public utility holding company exempt from all provisions of the Act except Section 9(a)(2) under Section 3(a)(1) pursuant to Rule 2. MCN owns all of the issued and outstanding common stock of two public utility companies as defined under the Act: (a) Michigan Consolidated Gas Company, a gas utility engaged in the distribution, transmission and storage of natural gas to approximately 1.1 million customers in Michigan and (b) Citizens Gas Fuel Company, a gas utility that provides service to the City of Adrian, Michigan.

          MCN has entered into a letter of intent with two other parties outlining the terms on which MCN intends to acquire a 1% general partnership interest and a 46.5% limited partnership interest in the Partnership. The remaining interests in the Partnership will be owned as follows: 1% general partnership and 4% limited partnership interest owned by Tartan Management Company of Missouri L.C. or its successor ("Tartan") and 47.5% limited partnership interest owned by Torch Energy Marketing, Inc. ("Torch"). Tartan will also serve as operator of the Partnership project.

          The Partnership initially will distribute gas to the residents of approximately fifteen communities in Greene, Webster, Wright, Howell, Douglas and Texas counties, Missouri, all of which are located in south-central Missouri. TEC has obtained fifteen local franchises, all of which will be held by the Partnership pursuant to a merger of TEC with and into the Partnership, with the Partnership as the surviving entity. The merger of TEC with and into the Partnership is subject to the approval of the Missouri Public Service Commission (the "MPSC"). When fully developed, the Partnership system will have over 300 miles of trunk pipeline and distribution piping, serving over 10,000 customers. It is expected that the Partnership system will be fully developed by early 1997.

          The MPSC has already approved TEC's application for the first $39 million in expenditures for developing the system to serve approximately 9,000 customers in the ten franchised communities. Effective upon the merger of TEC and the Partnership, the terms of the MPSC order will be applicable to the Partnership. Pursuant to the MPSC order, the maximum financing for the construction of the project will be $24 million (plus interest during construction). The financing may be with recourse to the Partnership project only. The remaining $15 million of project funding will be in the form of equity contributions from the project partners. MCN and Torch will contribute equally to the equity funding for construction of the project.

          MCN's current budget and projections for the next ten years indicate that MCN's 47.6% share of the capital expenditures of the Partnership will amount to $6 million in 1996, less than $400,000 in 1997 and around $120,000 per year for the following eight years. Moreover, MCN's share of the assets of the Partnership are not projected to exceed $20 million at any time in this period.

          MCN currently has approximately $2 billion in assets on a consolidated basis and in excess of $1 billion in utility assets.

          For the Commission, by the Division of Investment
Management, pursuant to delegated authority.